Subject to Completion
             Preliminary Pricing Supplement dated January 11, 2006

PRICING SUPPLEMENT
------------------
(To prospectus supplement and prospectus dated February 25, 2005)
Pricing Supplement Number:


                                [LOGO OMITTED]
                                1,000,000 Units
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                         95% Principal Protected Notes
             Linked to the Dow Jones-AIG Agriculture Sub-Index(SM)
                                due July   , 2008
                                 (the "Notes")
                         $10 principal amount per unit
The Notes:                                                                Payment on the maturity date:
o   The Notes are designed for investors who are willing to forego        o   The amount you receive on the maturity date per unit
    interest payments on the Notes in exchange for the ability to             will be based upon the direction and percentage
    participate in possible increases in the level of the Dow Jones-AIG       change in the value of the Dow Jones-AIG Agriculture
    Agriculture Sub-Index (index symbol "DJAIGAG") over the term of           Sub-Index over the term of the Notes. If the level of
    the Notes.  Investors must also be willing to risk losing up to           the Dow Jones-AIG Agriculture Sub-Index:
    $0.50 per unit of their investment if the level of the Dow Jones-AIG
    Agriculture Sub-Index decreases or does not increase sufficiently         o  has increased, you will receive a payment per unit
    over the term of the Notes.                                                  equal to $9.50 plus a supplemental redemption
                                                                                 amount expected to be between 110% and 115% of the
o   95% principal protection on the maturity date.                               percentage increase; or

o   There will be no payments prior to the maturity date and we cannot        o  has decreased or has not increased sufficiently,
    redeem the Notes prior to the maturity date.                                 you will receive less than the $10 original
                                                                                 offering price per unit, which may result in a
o   The Notes will not be listed on any securities exchange.                     loss of some of your investment; in no event,
                                                                                 however, will you receive less than $9.50 per unit.
o   The Notes will be senior unsecured debt securities of Merrill Lynch
    & Co., Inc. and part of a series entitled "Medium-Term Notes, Series  o   The value of the Dow Jones-AIG Agriculture
    C" and will have the CUSIP No.                    .                       Sub-Index must increase by a percentage
                                                                              expected to be between approximately 4.35%
o   The settlement date is expected to be January    , 2006.                  and 4.55%, subject to the actual participation
                                                                              rate, in order for you to receive at least the
                                                                              $10 original public offering price per unit.


         Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.

         Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page PS-8 of this pricing supplement and the accompanying prospectus supplement.

                        ------------------------------

                                                                                                 Per Unit               Total
                                                                                                 --------               -----
        Public offering price............................................................         $10.00                  $
        Underwriting discount............................................................          $0.10                  $
        Proceeds, before expenses, to Merrill Lynch & Co., Inc...........................          $9.90                  $

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        ------------------------------

                              Merrill Lynch & Co.

                        ------------------------------
            The date of this pricing supplement is January , 2006.




"Dow Jones," "AIG(R)" and "Dow Jones-AIG Agriculture Sub-Index" are service marks of Dow Jones & Company, Inc. and American International Group, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Merrill Lynch & Co. is an authorized sublicensee. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. or American International Group, Inc., and Dow Jones, AIG International Inc. or American International Group, Inc. makes no representation regarding the advisability of investing in the Notes.

                               TABLE OF CONTENTS

                              Pricing Supplement

SUMMARY INFORMATION--Q&A..................................................PS-3
RISK FACTORS..............................................................PS-8
DESCRIPTION OF THE NOTES.................................................PS-12
THE DOW JONES-AIG AGRICULTURE SUB-INDEX..................................PS-17
UNITED STATES FEDERAL INCOME TAXATION....................................PS-23
ERISA CONSIDERATIONS.....................................................PS-27
USE OF PROCEEDS AND HEDGING..............................................PS-28
SUPPLEMENTAL PLAN OF DISTRIBUTION........................................PS-28
EXPERTS..................................................................PS-28
INDEX OF CERTAIN DEFINED TERMS...........................................PS-29

                             Prospectus Supplement

RISK FACTORS...............................................................S-3
DESCRIPTION OF THE NOTES...................................................S-4
UNITED STATES FEDERAL INCOME TAXATION.....................................S-21
PLAN OF DISTRIBUTION......................................................S-28
VALIDITY OF THE NOTES.....................................................S-29

                                  Prospectus

Merrill Lynch & Co., Inc.....................................................2
Use of Proceeds..............................................................2
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends.........................3
The Securities...............................................................3
Description of Debt Securities...............................................4
Description of Debt Warrants................................................15
Description of Currency Warrants............................................17
Description of Index Warrants...............................................18
Description of Preferred Stock..............................................24
Description of Depositary Shares............................................29
Description of Preferred Stock Warrants.....................................33
Description of Common Stock.................................................35
Description of Common Stock Warrants........................................38
Plan of Distribution........................................................41
Where You Can Find More Information.........................................42
Incorporation of Information We File With the SEC...........................42
Experts  ...................................................................43

-------------------------------------------------------------------------------


                           SUMMARY INFORMATION--Q&A

         This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the 95% Principal Protected Notes Linked to the Dow Jones-AIG Agriculture Sub-Index due July , 2008 (the "Notes"). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, certain matters related to the Dow Jones-AIG Agriculture Sub-Index (the "Index"), and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the "Risk Factors" section of this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

         References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

         The Notes will be a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on July , 2008. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

         Each unit will represent a single Note with a $10 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of the Debt Securities--Depositary" in the accompanying prospectus.

Are there any risks associated with my investment?

         Yes, an investment in the Notes is subject to certain risks, including the risk of loss. Please refer to the section entitled "Risk Factors" in this pricing supplement and the accompanying prospectus supplement.

Who publishes the Index and what does the Index measure?

         The Index was created by AIG International Inc. ("AIG") and Dow Jones & Company, Inc. ("Dow Jones") in July 2005 and is calculated by Dow Jones in conjunction with AIGI. The Index is designed to track rolling futures positions in a basket of seven agricultural commodity futures (each, an "Index Component") included in the Dow Jones-AIG Commodity Index. Dow Jones publishes the Index on Bloomberg under the symbol "DJAIGAG". For more information on the Dow Jones-AIG Agriculture Sub-Index, please see the section entitled "The Dow Jones-AIG Agriculture Sub-Index" in this pricing supplement.

         The Notes are debt obligations of ML&Co. An investment in the Notes does not entitle you to any ownership interest in the Index Components.

How has the Index performed historically?

         The Index has only been calculated and published since July 2005. However, we have included a graph showing the hypothetical and historical year-end closing levels of the Index for each year from 1991 through 2005 and a graph and table showing the hypothetical and historical month-end closing levels of the Index from January 2000 to December 2005 based on the historical values of the commodities futures included in the Index in the section entitled "The Dow Jones-AIG Agriculture Sub-Index--Hypothetical historical and historical data on the Index" in this pricing supplement.

         We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

         On the maturity date, for each unit of the Notes that you own, you will receive a cash payment equal to the sum of two amounts: the "Minimum Redemption Amount" and the "Supplemental Redemption Amount", if any.

         The principal amount per unit is $10.

         The "Minimum Redemption Amount" per unit equals $9.50.

         The "Supplemental Redemption Amount" per unit will equal:

                                   (Ending Value - Starting Value)
        $10 x Participation Rate x (-----------------------------)
                                   (        Starting Value       )

but will not be less than zero.

         As a result of the foregoing, the level of the Index will need to increase by a percentage expected to be between approximately 4.35% and 4.55%, subject to the actual Participation Rate, in order for you to receive an amount on the maturity date equal to the $10 original public offering price per unit. If the level of the Index decreases or does not increase sufficiently, you will receive less than the $10 original public offering price per unit. In no event, however, will you receive less than $9.50 per unit.

         The "Starting Value" will equal the closing level of the Index on the date the Notes are priced for initial sale to the public (the "Pricing Date"). The Starting Value will be set forth in the final pricing supplement in connection with sales of the Notes.

         The "Ending Value" means the average of the levels of the Index at the close of the market on five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day's closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of Index Components or certain futures or options contracts relating to the Index.

         The "Participation Rate" is a percentage expected to be between 110% and 115%. We will determine the actual Participation Rate on the Pricing Date and it will be set forth in the final pricing supplement in connection with sales of the Notes.

         For more specific information about the redemption amount payable on the maturity date, please see the section entitled "Description of the Notes" in this pricing supplement.

Examples

         Set forth below are three examples of Supplemental Redemption Amount calculations, assuming a hypothetical Starting Value of 59.854 and a hypothetical Participation Rate of 112.5%, the midpoint of the expected range of 110% and 115%.

Example 1--On the maturity date, the level of the Index is 90% of the hypothetical Starting Value:

Minimum Redemption Amount: $9.50
Hypothetical Starting Value: 59.854
Hypothetical Ending Value: 53.869



                                                 (53.869 - 59.854)                      (Supplemental
Supplemental Redemption Amount (per unit) = $10 x(---------------)  x 112.5% = $0.00     Redemption
                                                 (    59.854     )                       Amount cannot
                                                                                         be less than zero)

Total payment on the maturity date (per unit) = $9.50 +$0.00 = $9.50

Example 2--On the maturity date, the level of the Index is 102.5% of the hypothetical Starting Value:

Minimum Redemption Amount: $9.50
Hypothetical Starting Value: 59.854
Hypothetical Ending Value: 61.350

                                                 (61.350 - 59.854)
Supplemental Redemption Amount (per unit) = $10 x(---------------)  x 112.5% = $0.2813
                                                 (     59.854    )

Total payment on the maturity date (per unit) = $9.50 + $0.2813 = $9.7813

Example 3--On the maturity date, the level of the Index is 110% of the hypothetical Starting Value:

Minimum Redemption Amount: $9.50
Hypothetical Starting Value: 59.854
Hypothetical Ending Value: 65.839

                                                 (65.839 - 59.854)
Supplement Redemption Amount (per unit) = $10 x  (---------------)  x 112.5% = $1.1250
                                                 (     59.854    )


Total Payment on the maturity date (per unit) = $9.50 + $1.1250 = $10.6250


Will I receive interest payments on the Notes?

         You will not receive any interest payments on the Notes, but you will receive the Minimum Redemption Amount and Supplemental Redemption Amount, if any, on the maturity date based on the performance of the Index over the term of the Notes. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for receiving the Minimum Redemption Amount and Supplemental Redemption Amount, if any, on the maturity date.


What about taxes?

         Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until the maturity date. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual amount payable on the maturity date will be, or that the actual amount payable on the maturity date will even exceed $9.50 per unit of the Notes. We have determined that this estimated yield will equal % per annum, compounded semi-annually.

         Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a Note for $10.00 per unit and hold the Note until the maturity date, you will be required to pay taxes on the following
amounts of ordinary income from the Note each year: $       in 2006, $
in 2007 and $    in 2008. However, in 2008, the amount of ordinary income that you will be required to pay taxes on from owning each Note may be greater or
less than $        , depending upon the actual amount you receive on the
maturity date. Also, if the actual amount you receive on the maturity date is
less than $     , you may have a loss which you could deduct against other income you may have in 2008, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see "United States Federal Income Taxation" in this pricing supplement.

Will the Notes be listed on a stock exchange?

         The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled "Risk Factors--A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes" in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

         In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

         If you sell your Notes prior to the maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the current level of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount per unit of your Notes if sold before the maturity date.

In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

         Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

         MLPF&S also will be our agent for purposes of calculating, among other things, the Ending Value and the Supplemental Redemption Amount, if applicable (in such capacity, the "Calculation Agent"). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

         Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

         For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read the other documents we have filed with the SEC, which you can find by referring to the section entitled "Where You Can Find More Information" in the accompanying prospectus.

                                 RISK FACTORS

         Your investment in the Notes will involve certain risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

         We will not repay you a fixed amount of principal on the Notes at maturity. The payment you receive on maturity date on the Notes will depend on the change in the level of the Index. Because the level of the Index is subject to market fluctuations, the amount of cash you receive on the maturity date may be more or less than the $10 original public offering price per unit. If the Ending Value is not at least a specified percentage (which is expected to be between approximately 4.35% and 4.55%) above the Starting Value, the amount you receive on the maturity date will be less than the $10 original public offering price per unit. As a result, you may lose some of your investment in the Notes. Even if the Ending Value is greater than the Starting Value, the increase in the level of the Index may not be sufficient to cause the amount you will receive on the maturity date to exceed the $10 original public offering price per unit. The amount you receive on the maturity date will, however, never be less than $9.50 per unit.

Your yield may be lower than the yield on a standard debt security of comparable maturity

         The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Ownership of the Notes does not entitle you to any rights with respect to the commodities or commodity futures tracked by the Index

         You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to any of the commodities or commodity futures included in the Index.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

         The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

         If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

         Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Lack of Regulation by the CFTC

         Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the "CFTC") as a "commodity pool operator" (a "CPO"). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, ML&Co. will not be registered with the CFTC and you will not benefit from the CFTC's or any non-United States regulatory authority's regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The Notes do not constitute investments by you in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a "futures commission merchant" ("FCM"). ML&Co. is not registered with the CFTC as an FCM and you will not benefit from the CFTC's or any other non-United States regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

The Index is a rolling index

         The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as "rolling". If the market for these contracts is (putting aside other considerations) in "backwardation", where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive "roll yield". There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in contango. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. Contango (or the absence of backwardation) in the commodity markets would result in negative "roll yields" which would adversely affect the value of the Index and the value of the Notes.

The Notes are linked to the Dow Jones-AIG Agriculture Sub-Index and not the Dow Jones-AIG Agriculture Total Return Sub-IndexSM

         The Notes are linked to the Dow Jones-AIG Agriculture Sub-Index, which is comprised of the agricultural components of the Dow Jones-AIG Commodity Index, and not the Dow Jones-AIG Agriculture Total Return Sub-Index. The Dow Jones-AIG Agriculture Sub-Index reflects returns that are potentially available through an unleveraged investment in the Index Components. The Dow Jones-AIG Agriculture Total Return Sub-Index is a total return index which, in addition to reflecting the same returns of the Dow Jones-AIG Agriculture Sub-Index, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the Notes are linked to the Dow Jones-AIG Agriculture Sub-Index and not the Dow Jones-AIG Agriculture Total Return Sub-Index, the return from an investment in the Notes will not reflect this total return feature.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

         The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the level of the Index. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

         The level of the Index is expected to affect the trading value of the Notes. We expect that the market value of the Notes will depend substantially on the amount, if any, by which the level of the Index exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the value of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on that value because of the expectation that the Index will continue to fluctuate until the Ending Value is determined.

         Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase.

         Changes in the volatility of the Index are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

         As the time remaining to the stated maturity date of the Notes decreases, the "time premium" associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the level of the Index. This difference will reflect a "time premium" due to expectations concerning the level of the Index during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

         Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

         In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

         New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

         While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts

         Our subsidiary MLPF&S is our agent for the purposes of calculating, among other things, the Ending Value and the Supplemental Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether a level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the section entitled "Description of the Notes--Adjustments to the Index; Market Disruption Events" and "--Discontinuance of the Index" in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

         We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

         You should consider the tax consequences of investing in the Notes. See "United States Federal Income Taxation" in this pricing supplement.

                           DESCRIPTION OF THE NOTES

         ML&Co. will issue the Notes as a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on July
 , 2008. Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is .

         While on the maturity date a holder of a Note will receive an amount equal to the Minimum Redemption Amount and Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See the section entitled "--Payment on the Maturity Date" in this pricing supplement

         The Notes will not be subject to redemption by ML&Co. or at the option of any holder of the Notes before the maturity date.

         ML&Co. will issue the Notes in denominations of whole units each with a $10 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depositary Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying prospectus.

         The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

         On the maturity date, a holder of a Note will be entitled to receive the Minimum Redemption Amount of that Note plus a Supplemental Redemption Amount, if any, all as provided below. If the Ending Value is not sufficiently higher than the Starting Value, a holder of a Note will be entitled to receive only the Minimum Redemption Amount of the Note.

         The "Minimum Redemption Amount" for a Note is $9.50.

         The "Supplement Redemption Amount" for a Note will be determined by the Calculation Agent and will equal:

                     (Ending Value - Starting Value)
               $10 x (-----------------------------) x Participation Rate
                             Starting Value

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

         The "Starting Value" will equal the closing level of the Index on the date the Notes are priced for initial sale to the public (the "Pricing Date"). The Starting Value will be set forth in the final pricing supplement in connection with sales of the Notes.

         The "Ending Value" will be determined by the Calculation Agent and will equal the average of the closing levels of the Index determined on each day of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Index determined on the last scheduled Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under "---Adjustments to the Index; Market Disruption Events") on that scheduled Business Day.

         The "Participation Rate" will equal a percentage expected to be between 110% and 115%. We will determine the actual Participation Rate on the Pricing Date and it will be set forth in the final pricing supplement in connection with sales of the Notes.

         The "Calculation Period" means the period from and including the seventh scheduled Business Day before the maturity date to and including the second scheduled Business Day before the maturity date.

         A "Calculation Day" means any Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

         "Business Day" means any day on which the Index or any successor index is calculated and published.

         All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical returns

         The following table illustrates, for the hypothetical Starting Value of 59.85 and a range of hypothetical average closing levels of the Index:

         o the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

         o the total amount payable on the maturity date for each unit of Notes;

         o    the total rate of return to holders of the Notes;

         o    the pretax annualized rate of return to holders of Notes; and

         o the pretax annualized rate of return of an investment in the commodities included in the Index.

   This table includes a Participation Rate of 112.5%, the midpoint of the expected range of 110% to 115%.


                                                                                                         Pretax
    Hypothetical          Percentage                                                                   annualized
       Ending          change from the      Total amount          Total               Pretax         rate of return
       Value             hypothetical      payable on the          rate             annualized        of commodity
     during the       Starting Value to   maturity date per      of return           rate of             futures
    Calculation        the hypothetical      unit of the          on the            return on          included in
       Period            Ending Value           Notes              Notes          the Notes (1)     the Index (1)(2)
-------------------  -------------------  ------------------    ------------     ----------------  --------------------
       35.912              -40.00%             9.5000             -5.00%              -2.04%             -19.43%
       41.898              -30.00%             9.5000             -5.00%              -2.04%             -13.78%
       47.883              -20.00%             9.5000             -5.00%              -2.04%             -8.73%
       53.869              -10.00%             9.5000             -5.00%              -2.04%             -4.17%
       59.854(3)            0.00%              9.5000(4)          -5.00%              -2.04%              0.00%
       61.350               2.50%              9.7813             -2.19%              -0.88%              0.99%
       62.847               5.00%              10.0625             0.63%              0.25%               1.96%
       65.839               10.00%             10.6250             6.25%              2.44%               3.85%
       71.825               20.00%             11.7500            17.50%              6.56%               7.43%
       77.810               30.00%             12.8750            28.75%              10.37%             10.78%
       83.796               40.00%             14.0000            40.00%              13.93%             13.93%
       89.781               50.00%             15.1250            51.25%              17.26%             16.90%

-----------------
(1) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis and assume an investment term from January 10, 2006 to July 10, 2008, a term expected to be equal to that of the Notes.
(2)      This rate of return assumes:
         (a) a percentage change in the aggregate price of the commodities futures included in the Index that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value; and
         (b)      no transaction fees or expenses.
(3) This is the hypothetical Starting Value. The actual Starting Value will be set forth in the final pricing supplement in connection with sales of the Notes.
(4) The amount you receive on the maturity date will not be less than the Minimum Redemption Amount.

         The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by you, if any, and the resulting total and pretax annualized rate of return will depend on the actual Starting Value, Ending Value, Participation Rate and the term of your investment.

Adjustments to the Index; Market Disruption Events

         If at any time Dow Jones or AIGI changes its method of calculating the Index, or the level of the Index changes, in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a futures index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

         "Market Disruption Event" means any of the following events as determined by the Calculation Agent:

                  (A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in any futures contract used in the calculation of the Index or any successor index;

                  (B) the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange; or

                  (C) the failure on any day of the applicable exchange to publish the official daily settlement prices for that day for any futures contract used in the calculation of the Index.

                  For the purpose of determining whether a Market Disruption Event has occurred:

                  (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

                  (2) a suspension in trading on the applicable exchange (without taking into account any extended or after-hours trading session), in any futures contract used in the calculation of the Index or any successor index, by reason of a price change reflecting the maximum permitted price change from the previous trading day's settlement price will constitute a Market Disruption Event; and

                  (3) a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

         As a result of the terrorist attacks on September 11, 2001, many of the commodities markets were closed on September 12, 2001 and September 13, 2001, and levels of the Index were not available for those dates. These market closures would have constituted Market Disruption Events. The occurrence of a Market Disruption Event could affect the calculation of the payment you may receive on the maturity date. See the section entitled "--Payment on the Maturity Date" in this pricing supplement.

Discontinuance of the Index

         If Dow Jones and AIGI discontinue publication of the Index and Dow Jones, AIGI or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the Calculation Agent's notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by Dow Jones, AIGI or any other entity for the Index and calculate the Ending Value as described above under "--Payment on the Maturity Date". Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

         In the event that Dow Jones and AIGI discontinue publication of the Index and:

         o   the Calculation Agent does not select a successor index; or

         o   the successor index is not published on any of the Calculation
             Days,

the Calculation Agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including for the purpose of determining whether a Market Disruption Event exists.

         If Dow Jones and AIGI discontinue publication of the Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each Dow Jones-AIG Business Day until the earlier to occur of:

        o    the determination of the Ending Value; and

        o a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

         Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

         In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Notes upon any acceleration permitted by the Notes, with respect to each $10 principal amount per unit, will be equal to the sum of the Minimum Redemption Amount per unit plus the Supplemental Redemption Amount, if any, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Notes may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the Minimum Redemption Amount per unit plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

         In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of % per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                    THE DOW JONES-AIG AGRICULTURE SUB-INDEX

         The Dow Jones-AIG Agriculture Sub-Index (the "Index") is a proprietary index that was created by AIG International Inc. ("AIGI") and Dow Jones & Company, Inc. ("Dow Jones") in July 2005 and is calculated by Dow Jones in conjunction with AIGI. The Commodity Index is designed to track rolling futures positions in a basket of seven agriculture commodity futures (each, an "Index Component") which are included in the Dow Jones-AIG Commodity Index. Dow Jones publishes the Index on Bloomberg under the symbol "DJAIGAG".

         The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index Component occurs over a period of five Dow Jones-AIG Business Days each month according to a pre-determined schedule. The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by Dow Jones and AIGI at any time. Currently, Dow Jones disseminates the Index level at approximately 15 second intervals from 8:00 a.m. to 3:00 p.m., New York time, and publishes a daily settlement price for the Index at approximately 5:00 p.m., New York time, on each Dow Jones-AIG Business Day on Bloomberg page DJAIGAG.

         The seven commodities for 2006 that comprise the Index are (weightings as of January 6, 2006 noted in parentheses): coffee (10.51 %); corn (17.14%); cotton (10.93%); soybeans (24.52%); soybean oil (8.55%); sugar
(13.66%); and wheat (14.70%).

         The calculation of the Index follows the same rules as the calculation of the Dow-Jones-AIG Commodity Index described below; provided that the daily value of the Index is determined by summing the product of the prices of the Index Components and their respective CIMs (as defined below).

         A "Dow Jones-AIG Business Day" means a day on which the sum of the Dow Jones-AIG Commodity Index Percentages (as described below under "--Annual Reweighting and Rebalancing of the Dow Jones-AIG Commodity Index") for the Dow Jones-AIG Commodity Index Commodities that are open for trading is greater than 50%.

The Dow Jones-AIG Commodity Index

         The Dow Jones-AIG Commodity Index is a proprietary index that was created by Dow Jones and AIGI to provide a liquid and diversified benchmark for commodities. The Dow Jones-AIG Commodity Index was established on July 14, 1998 and is currently comprised of futures contracts on nineteen physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The nineteen commodities for 2006 that comprise the Dow Jones-AIG Commodity Index (the "Dow Jones-AIG Commodity Index Commodities") are (weightings as of January 6, 2006 noted in parentheses): aluminum (6.88%); coffee (2.86%); copper (6.84%); corn (4.67%); cotton (2.97%); crude oil (13.92%); gold (5.87%); heating oil (4.23%); lean hogs (2.86%); live cattle (5.12%); natural gas (14.98%); nickel (1.96%);
silver (2.18%); soybeans (6.67%); soybean oil (2.33%); sugar (3.72%); unleaded gasoline (4.62%); wheat (4.00%); and zinc (3.33%). Futures contracts on the Dow Jones-AIG Commodity Index are currently listed for trading on the Chicago Board of Trade (the "CBOT"). The Dow Jones-AIG Commodity Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange (the "LME").

Designated Contracts for each Dow Jones-AIG Commodity Index Commodity

         A futures contract known as a Designated Contract is selected by the Dow Jones-AIG Oversight Committee (the "Oversight Committee") for each Dow Jones-AIG Commodity Index Commodity. With the exception of several LME contracts, where the Oversight Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a Dow Jones-AIG Commodity Index Commodity, the Oversight Committee selects the futures contract that is traded in North America and denominated in United States dollars. If more than one of those contracts exists, the Oversight Committee will select the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Dow Jones-AIG Commodity Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Dow Jones-AIG Commodity Index Commodities included in the Dow Jones-AIG Commodity
Index for 2005 are traded on the LME, the CBOT, the Coffee, Sugar & Cocoa Exchange (the "CSCE"), the Commodities Exchange (the "COMEX"), the New York Cotton Exchange (the "NYCE") and the New York Mercantile Exchange (the "NYMEX").

Commodity Groups

         The commodities included in the Dow Jones-AIG Commodity Index are assigned to "Commodity Groups". The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:


                       Index Weighting by Commodity Group as of January 6, 2006
                Energy......................................................          37.75%
                Industrial Metals ..........................................          19.01%
                Grains .....................................................          15.34%
                Livestock...................................................           7.98%
                Softs.......................................................           9.55%
                Precious Metals.............................................           8.05%
                Vegetable Oil ..............................................           2.33%


Commodity Group:                Commodities:                  Commodity Group:              Commodities:
------------------------------  ----------------------------- ----------------------------  ------------
Energy.....................     Crude Oil                     Softs......................   Coffee
                                Heating Oil                                                 Cotton
                                Natural Gas                                                 Sugar
                                Unleaded Gasoline
Industrial Metals..........     Aluminum                      Precious Metals............   Gold
                                Copper                                                      Silver
                                Nickel
                                Zinc
Grains.....................     Corn                          Vegetable Oil..............   Soybean Oil
                                Soybeans
                                Wheat
Livestock..................     Lean Hogs Live Cattle

Annual Reweighting and Rebalancing of the Dow Jones-AIG Commodity Index

         The Dow Jones-AIG Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Dow Jones-AIG Commodity Index are determined each year in June or July by AIGI under the supervision of the Oversight Committee. The Oversight Committee was established by Dow Jones and AIGI to assist with the operation of the Dow Jones-AIG Commodity Index. The annual weightings are announced in July and implemented the following January. The composition of the Dow Jones-AIG Commodity Index for 2006 was approved by the Oversight Committee at a meeting held in July 2005 and became effective in January 2006.

         The relative weightings of the component commodities included in the Dow Jones-AIG Commodity Index are determined annually according to both liquidity and dollar-adjusted production data in two-thirds and one-third shares, respectively. Each June, for each commodity designated for potential inclusion in the Dow Jones-AIG Commodity Index, liquidity is measured by the commodity liquidity percentage (the "CLP") and production by the commodity production percentage (the "CPP"). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Dow Jones-AIG Commodity Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the Designated Contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the Dow Jones-AIG Commodity Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Dow Jones-AIG Commodity Index Percentage (the "CIP") for each commodity.

The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Dow Jones-AIG Commodity Index and their respective percentage weights.

         To ensure that no single commodity or commodity sector dominates the Dow Jones-AIG Commodity Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Dow Jones-AIG Commodity Index as of January of the applicable year:

         o No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Dow Jones-AIG Commodity Index;

         o No single commodity may constitute more than 15% of the Dow Jones-AIG Commodity Index;

         o No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Dow Jones-AIG Commodity Index; and

         o No single commodity in the Dow Jones-AIG Commodity Index may constitute less than 2% of the Dow Jones-AIG Commodity Index.

         Following the annual reweighting and rebalancing of the Dow Jones-AIG Commodity Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

         Following application of the diversification rules discussed above, the CIPs are incorporated into the Dow Jones-AIG Commodity Index by calculating the new unit weights for each Dow Jones-AIG Commodity Index Commodity. Near the beginning of each new calendar year, the CIPs, along with the settlement prices on that date for the Dow Jones-AIG Commodity Index components, are used to determine the commodity index multiplier (the "CIM") for each Dow Jones-AIG Commodity Index Commodity. The CIM is used to achieve the percentage weightings of the Dow Jones-AIG Commodity Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Dow Jones-AIG Commodity Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Computation of the Dow Jones-AIG Commodity Index

         The Dow Jones-AIG Commodity Index is calculated by Dow Jones, in conjunction with AIGI by applying the impact of the changes to the prices of the Dow Jones-AIG Commodity Index Components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Dow Jones-AIG Commodity Index is a mathematical process whereby the CIMs for the Dow Jones-AIG Commodity Index Components are multiplied by the prices for the Dow Jones-AIG Commodity Index Components. These products are then summed. The percentage change in this sum is then applied to the prior Dow Jones-AIG Commodity Index level to calculate the current Dow Jones-AIG Commodity Index level.

Hypothetical historical and historical data on the Index

         The Index has only been calculated and published since July 2005, however we have included the following graph setting forth the hypothetical closing levels of the Index on the last business day of each year from 1991 through 2005, based on the historical values of the commodities futures included in the Index. The hypothetical historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the level of the Index will not decline or that you will receive a Supplemental Redemption Amount on the maturity date.

                      [GRAPHIC OMITTED]

         The following table sets forth, for the hypothetical (for the periods prior to July 2005) and historical (commencing in July 2005) closing levels of the Index at the end of each month in the period from January 2000 through December 2005 based on historical values of the commodities futures included in the Index during that time period. This hypothetical historical and historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.


                                                   2000        2001        2002        2003        2004       2005
                                                   -------    --------   --------    --------   --------- ----------
January....................................       76.327      65.057      53.218      65.028      74.676     58.492
February...................................       73.487      64.513      52.558      63.536      79.105     66.171
March......................................       77.615      59.495      55.605      62.301      80.206     65.472
April......................................       74.297      59.713      52.900      63.625      78.386     64.302
May........................................       74.789      57.337      56.872      62.796      73.643     64.882
June.......................................       68.613      57.773      58.671      61.264      68.606     63.447
July.......................................       67.573      61.220      61.686      60.165      62.137     64.245
August.....................................       69.510      59.025      63.643      64.489      65.617     58.495
September..................................       67.889      55.184      64.015      66.677      60.227     58.767
October....................................       66.319      53.548      66.026      71.736      59.080     57.065
November...................................       67.449      56.238      65.614      69.612      60.242     55.533
December...................................       67.536      53.891      63.159      71.205      61.199     59.914



         The following graph sets forth the hypothetical historical and historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index.

[GRAPHIC OMITTED]



License Agreement

         Dow Jones, AIGI and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Dow Jones-AIG Agriculture Sub-Index in connection with certain securities, including the Notes. ML&Co. is an authorized sub-licensee under the license agreement.

         The license agreement among Dow Jones, AIGI and MLPF&S provides that the following language must be set forth in this pricing supplement:

         ""Dow Jones," "AIG," "Dow Jones-AIG Agriculture Sub-Index" and "Dow Jones-AIG Commodity Index," are service marks of Dow Jones & Company, Inc. ("Dow Jones") and American International Group, Inc. ("American International Group"), as the case may be, and have been licensed for use for certain purposes by ML&Co. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. ("AIGI"), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in the Notes.

         The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates to ML&Co. is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodities Index and Dow Jones-AIG Agriculture Sub-Index, which are determined, composed and calculated by Dow Jones in conjunction with AIGI without regard to ML&Co. or the Notes. Dow Jones and AIGI have no obligation to take the needs of ML&Co. or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-AIG Agriculture Sub-Index. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to holders of the Notes, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIGI, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by ML&Co., but which may be similar to and competitive with the Notes. In addition, American International Group, AIGI and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity Index and the Dow Jones-AIG Agriculture Sub-Index), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Agriculture Sub-Index, Dow Jones-AIG Commodity Index and the Notes.

         This pricing supplement relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Agriculture Sub-Index or Dow Jones-AIG Commodity Index components. Investors in the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Agriculture Sub-Index or Dow Jones-AIG Commodity Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Dow Jones-AIG Agriculture Sub-Index and Dow Jones-AIG Commodity Index components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Agriculture Sub-Index or Dow Jones-AIG Commodity Index components in connection with the Notes. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Agriculture Sub-Index or Dow Jones-AIG Commodity Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

         NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF DOW JONES-AIG AGRICULTURE SUB-INDEX, THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG AGRICULTURE SUB-INDEX, DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG AGRICULTURE SUB-INDEX, DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIGI AND ML&CO., OTHER THAN AMERICAN INTERNATIONAL GROUP."

         All disclosures contained in this pricing supplement regarding the Dow Jones-AIG Agriculture Sub-Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones and AIGI. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of that information.

                     UNITED STATES FEDERAL INCOME TAXATION

         Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled "United States Federal Income Taxation" that is contained in the accompanying prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

         As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),
(c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

         There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

         On June 11, 1996, the Treasury Department issued final regulations (the "CPDI Regulations") concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional non-contingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of this kind of instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

         In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of payment on the maturity date of a projected amount
(the "Projected Redemption Amount") equal to $     per unit of the Notes. This
represents an estimated yield on the Notes equal to     % per annum, compounded
semi-annually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Note's adjusted issue price will equal the Note's issue price (i.e., $10.00 per unit of the Notes), increased by the interest previously accrued on the Note. At maturity of a Note, in the event that the actual amount payable on the maturity date (the "Actual Redemption
Amount") exceeds $       per unit of the Notes (i.e., the Projected Redemption
Amount), a U.S. Holder will be required to include the excess of the Actual
Redemption Amount over $     per unit of the Notes (i.e., the Projected
Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Redemption Amount is less than $ per unit of the Notes (i.e., the Projected Redemption Amount), the amount by
which the Projected Redemption Amount (i.e., $      per unit of the Notes)
exceeds the Actual Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining
portion of the Projected Redemption Amount (i.e., $     per unit of the Notes)
in excess of the Actual Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S.
Holders should consult their own tax advisors concerning these rules.

         Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition. A U.S. Holder's adjusted tax basis in a Note generally will equal the U.S. Holder's initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss

(depending upon the U.S. Holder's holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

         The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual amount payable on the maturity date will be, or that the actual amount payable on the maturity date will even exceed $9.50 per unit of the Notes.

         All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432,
corporatesecretary@exchange.ml.com.

Hypothetical Table

         The following table sets forth the amount of interest that would be deemed to have accrued with respect to each $10.00 principal amount per unit of the Notes during each accrual period over an assumed term of two years and six months for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a hypothetical Projected Redemption Amount and a hypothetical estimated yield equal to % per annum (compounded semi-annually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Notes as if the Notes had been issued on January 11, 2006 and were scheduled to mature on July 11, 2008. The following table is for illustrative purposes only. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.'s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final pricing supplement delivered in connection with sales of the Notes.


                                                                                                             Total interest
                                                                                      Interest deemed        deemed to have
                                                                                        to accrue on        accrued on Notes
                                                                                        Notes during          as of end of
                                                                                       accrual period        accrual period
              Accrual Period                                                             (per unit)            (per unit)
-------------------------------------------                                          ---------------------  ------------------
January 11, 2006 through July 11, 2006...........................................            $                       $
July 12, 2006 through January 11, 2007...........................................            $                       $
January 12, 2007 through July 11, 2007...........................................            $                       $
July 12, 2007 through January 11, 2008...........................................            $                       $
January 12, 2008 through July 11, 2008...........................................            $                       $

--------------------------
Hypothetical Projected Redemption Amount = $                per unit of the Notes.


Unrelated Business Taxable Income

         Section 511 of the Internal Revenue Code of 1986, as amended (the "Code"), generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to
Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

         A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in
Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

         Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual's death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

         Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

         In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

         Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

         Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

         Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

         The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

         (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

         (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

         (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

         (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

         (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

         The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

         Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

         The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount in connection with the Notes.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

         MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

                                    EXPERTS

         The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended April 1, 2005 and March 26, 2004, the three-month and six-month periods ended July 1, 2005 and June 25, 2004 and the three-month and nine-month periods ended September 30, 2005 and September 24, 2004 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.'s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2005, July 1, 2005 and September 30, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        INDEX OF CERTAIN DEFINED TERMS

Business Day..............................................................PS-13
Calculation Agent..........................................................PS-6
Calculation Day...........................................................PS-13
Calculation Period........................................................PS-13
Dow Jones-AIG Business Day................................................PS-17
Ending Value...............................................................PS-4
Index......................................................................PS-3
Index Component............................................................PS-3
Market Disruption Event...................................................PS-15
Minimum Redemption Amount..................................................PS-4
Notes......................................................................PS-3
Participation Rate.........................................................PS-4
Pricing Date...............................................................PS-4
Starting Value.............................................................PS-4
successor index...........................................................PS-15
Supplemental Redemption Amount.............................................PS-4

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                                [LOGO OMITTED]

                                1,000,000 Units

                           Merrill Lynch & Co., Inc.

                          Medium-Term Notes, Series C

                         95% Principal Protected Notes
              Linked to the Dow Jones-AIG Agriculture Sub-Index(SM)
                                due July   , 2008
                         $10 principal amount per unit


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                              PRICING SUPPLEMENT
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                              Merrill Lynch & Co.







                                January , 2006

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